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                                                                    Exhibit 99.5

F O R    I M M E D I A T E    R E L E A S E

                                                 February 17, 1998
                                                 For more information contact:
                                                 Erin Ibele - (419) 247-2800
                                                 Ed Lange - (419) 247-2800

                        HEALTH CARE REIT, INC. ANNOUNCES
                        PARTICIPATION IN A JOINT VENTURE
                  TO INVEST IN EUROPEAN HEALTH CARE FACILITIES


Toledo, Ohio, February 17, 1998..... HEALTH CARE REIT, INC. (NYSE/HCN) announced today that it has agreed to participate in the formation of a joint venture to invest in health care facilities in the United Kingdom (UK) and continental Europe. The joint venture participants include Westminster Health Care, a UK based publicly owned nursing home operator, BT Alex. Brown, and an entity affiliated with Holiday Retirement Corp. It is anticipated that during the joint venture's initial phase, the company's funding commitment will total approximately $20 million.

"We are pleased to have this opportunity to invest in European health care real estate," stated George L. Chapman, chairman and chief executive officer. "The joint venture arrangement affords the company a considered investment vehicle into the European markets with excellent partners. The success of the initial funding tranche may create significant international growth opportunities."

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust which invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. At December 31, 1997, the company had investments in 183 health care facilities in 29 states and had total assets of approximately $734 million.

This document may contain "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the company's actual results in the future to differ materially from expected results. These risks and uncertainties include, among others, competition in the financing of health care facilities, the availability of capital, and regulatory and other changes in the health care sector, as described in the company's filings with the Securities and Exchange Commission.


     For more information on Health Care REIT, Inc., via facsimile at no cost, dial 1-800-PRO-INFO and enter the company code -- HCN.

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